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                             April 26, 2024

       Marci Frankenthaler
       Secretary
       WisdomTree, Inc.
       250 West 34th Street, 3rd Floor
       New York, NY 10119

                                                        Re: WisdomTree, Inc.
                                                            Preliminary Proxy
Statement filed April 19, 2024
                                                            File No. 001-10932

       Dear Marci Frankenthaler:

               We have reviewed your filing and have the following comment. Please respond to the comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response, we may have additional comments.

       Preliminary Proxy Statement filed April 19, 2024

       General Information for Stockholders About the Annual Meeting, page 10

   1. Clarify the voting standard applicable to the director election. On page 11, you state that
                                                        "[i]n a contested
election, the required vote would be a plurality of votes cast." However, in the same section
beginning on page 10 and elsewhere in the proxy statement, you state that your by-laws
provide for the election of directors "by the affirmative vote of the majority of votes cast
'for' a director nominee" which "must exceed the number of votes cast 'against' that
nominee." Please revise generally and consistently throughout the proxy statement to state the
voting standard that will apply to the director election proposal, given the existence of
the "vote no" campaign being conducted by ETFS. See Item 21(a)
                                                        of Schedule 14A.

               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk
       at (202) 551-3263.
 Marci Frankenthaler
WisdomTree, Inc.
April 26, 2024
Page 2



FirstName LastNameMarci Frankenthaler   Sincerely,
Comapany NameWisdomTree, Inc.
                                        Division of Corporation Finance
April 26, 2024 Page 2                   Office of Mergers & Acquisitions
FirstName LastName